Exhibit 99.1

Pyxis Tankers Announces Sale of Oldest Product Tanker

Maroussi, Greece, March 9, 2023 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company”), an international pure play product tanker company, today announced that it has agreed to sell the vessel Pyxis Malou, 2009 built 50,667 dwt. product tanker, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. Completion of the vessel sale, which is subject to customary closing conditions, is scheduled to occur by March 31, 2023. After the repayment of the outstanding indebtedness for this vessel and the payment of various transaction costs, the Company expects to receive cash proceeds of approximately $18 million, which would be used for general corporate purposes, including additional debt repayment. Assuming scheduled completion of the sale at March 31, 2023, the Company expects to recognize a non-cash gain from asset disposition of approximately $8 million or approximately $0.75 per outstanding common share.

Valentios Valentis, our Chairman and CEO commented:

“The sale of our oldest asset at an attractive price underscores our strategic focus for modern eco–efficient MR product tankers and provides further balance sheet liquidity and financial strength. Moving forward, we will have a fleet of four MRs with an average age of 8 years. Upon completion of the disposition, our substantial cash position and lower leverage will increase our operating and financial flexibility. At the proper time, we expect to further enhance shareholder value by pursuing opportunities with cash on hand, and, if appropriate, utilizing modest bank financing.”

About Pyxis Tankers Inc.

We currently own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 and the war in the Ukraine, on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.